                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-23087

                           NOTIFICATION OF LATE FILING

 (CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                       For Period Ended: December 31, 2001
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                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR
                        For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

          Startec Global Communications Corporation
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Full Name of Registrant
       Not Applicable
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Former Name if Applicable
          1151 Seven Locks Road
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Address of Principal Executive Office (Street and Number)
          Potomac, MD 20854
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/         will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 14, 2001, Startec Global Communications Corporation ("the Company")
and two of its wholly-owned subsidiaries each filed a voluntary petition under chapter 11 of the Bankruptcy Code, 11 U.S.C.ss.ss.101, et. seq.  It is the
Company's intention to continue meeting all of the filing requirements of the
SEC, however resource constraints have limited its ability to do so in a timely fashion.  The Company has filed Monthly Operating Reports with the U.S.
Trustee's Office for the post petition period ending December 31, 2001 and the months ending January 31 and February 28, 2002 for each of the debtors and intends to file these documents with the SEC on Form 8-K.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
            Prabhav V. Maniyar               (301)               610-4406
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  / X/ No*

    *No significant changes other than changes in revenues, costs and net income previously disclosed in FY 2001 Form 10-Q's filed during the year.

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                  Startec Global Communications Corporation
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date    April 1, 2002                        By   PRABHAV V. MANIYAR
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                                                     Prabhav V. Maniyar, Chief
                                                     Financial Officer